State of Delaware
Secretary of State
Division of Corporations
Delivered 04:24 PM 07/23/2013
FILED 04:22 PM 07/23/2013
SRV 130909731 - 4295009 FILE

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.

(Pursuant to Section 242 of the Delaware General Corporation Law)

China Advanced Construction Materials Group, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify that:

1. The name of the corporation is China Advanced Construction Materials Group, Inc. (the "Corporation").

2. The Certificate of Incorporation of the Corporation is hereby amended by adding the following text as a new paragraph at the end of Article FOURTH:

"Effective as of 5:00 p.m. EDT on August 1, 2013, each twelve (12) shares of the issued and outstanding Common Stock, $0.001 par value, of the Corporation shall be reverse split into one (1) share of Common Stock of the Corporation. This reverse split shall affect only issued and outstanding shares. Each record and beneficial holder who would receive a fractional share as a result of the reverse stock split shall receive, in lieu thereof, a whole share."

3. This Certificate of Amendment has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware by the written consent of all of the members of the Board of Directors of the Corporation in accordance with Section 141(f) of the General Corporation Law of the State of Delaware and by the holders of a majority of the Corporation's issued and outstanding Common Stock at a meeting of the stockholders of the Corporation duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed this 27th day of June, 2013.

By: /s/ Xianfu Han

Name: Xianfu Han
Title: Chief Executive Officer